UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August, 2007

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE - D&S SECOND QUARTER RESULTS

Santiago, Chile, August 9, 2007: Distribución y Servicio D&S S.A. (NYSE: DYS; Latibex: XDYS) announces earnings for the second quarter 2007.

Highlights II Quarter 2007

•	39.2% increase in net profit to Ch$11,975 million (US$22.7 million) representing 2.7% of revenues.

•	Net income for the quarter = Ch$1.84/share; Ch$110.20/ADR; US$0.21/ADR

•	18.6% increase in EBITDA. EBITDA margin increased 90 bp. to 7.8% of revenues.

•	Operating income up 27.8% to Ch$20,427 million (US$38.8 million). Operating margin increased by 80 bp. to 4.6% of revenues.

•	6.0% nominal increase in total sales, 3.8% nominal increase in same store sales (SSS).

•
New store openings: 13 new stores have been added compared to the closing of the second quarter 2006: 8 stores in the period June-December 2006 (6 supermarkets Express by LIDER, 2 compact hypermarkets Hiper by LIDER) and 5 stores in the period January-June 2007 (2 Express by LIDER: Consistorial in Peñalolén, Metropolitan Region, with 1,640m2 of sales area and La Serena-Balmaceda in the IV Region, with 2,161m2; 2 compact hypermarkets Hiper by LIDER: Coronel in the VIII Region with 4,196m2 and Melipilla in the Metropolitan Region with 4,196m2; and one hypermarket in Chillán, VIII Region, with 6,398m2). On the other hand, Express Pajaritos store (2,891 m2) was closed in November 2006, and hypermarket LIDER Kennedy (6,975m2) and Express Parque Arauco (500m2) were closed in January 2007. All this resulted in a net increase of 25,878m2 of sales area, equivalent to a 6.5% growth over sales area at June 30, 2006.

•	Financial debt as of June 30, 2007 amounts to US$874.7 million, 42.1% short term.

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at June 30, 2007 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$526.86).

Second Quarter Consolidated Results

	2007			2006			Var.
	Ch$ millones	US$ millones	% of Rev.	Ch$ millones	US$ millones	% of Rev.	%
Sales	362,060	687.2	82.4%	351,070	666.3	83.8%	3.1%
Other Income	77,442	147.0	17.6%	67,885	128.8	16.2%	14.1%
Net revenues	439,503	834.2	100.0%	418,955	795.2	100.0%	4.9%
Cost of sales	313,221	594.5	71.3%	302,111	573.4	72.1%	3.7%
Gross Income / Margin	126,281	239.7	28.7%	116,844	221.8	27.9%	8.1%
Recurring Operating Expenses	91,628	173.9	20.8%	87,549	166.2	20.9%	4.7%
Start-up Expenses	158	0.3	0.0%	208	0.4	0.0%	-23.8%
Total Operating Expenses (SG&A)	91,787	174.2	20.9%	87,757	166.6	20.9%	4.6%
EBITDA	34,495	65.5	7.8%	29,088	55.2	6.9%	18.6%
Depreciation	14,068	26.7	3.2%	13,103	24.9	3.1%	7.4%
Total Operating Expenses	105,854	200.9	24.1%	100,860	191.4	24.1%	5.0%
Operating Income	20,427	38.8	4.6%	15,985	30.3	3.8%	27.8%
Financial Expenses	(5,499)	(10.4)	-1.3%	(5,920)	(11.2)	-1.4%	-7.1%
Other Non-operating Income (Expenses)	(205)	(0.4)	0.0%	284	0.5	0.1%	-172.0%
Monetary Correction	(143)	(0.3)	0.0%	504	1.0	0.1%	-128.5%
Non-Operating Income	(5,847)	(11.1)	-1.3%	(5,132)	(9.7)	-1.2%	13.9%
Income before Tax	14,580	27.7	3.3%	10,852	20.6	2.6%	34.4%
Income Tax	(2,602)	(4.9)	-0.6%	(2,256)	(4.3)	-0.5%	15.3%
Minority Interest	(4)	(0.0)	0.0%	9	0.0	0.0%	-146.5%
Income	11,975	22.7	2.7%	8,605	16.3	2.1%	39.2%
Amortization of Goodwill	-	0.0	0.0%	-	0.0	0.0%
Net Income	11,975	22.7	2.7%	8,605	16.3	2.1%	39.2%

For an extended version visit our website www.dys.cl

For further information please contact:
Alejandro Droste
Chief Financial Officer
adroste@dys.cl
56-2-484 7754

Miguel Núñez S.
Finance Manager Retail
mnunez@dys.cl
56-2-484 7754

Loreto Bradford
Investor Relations Officer
lbradford@dys.cl
56-2-484 7757

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer

Dated: August 8, 2007